0-12049

02050633

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2002

SHELL CANADA LIMITED
(Translation of registrant's name into English)

400 - 4 Avenue S.W., Calgary, Alberta. T2P 0J4
(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F..... Form 40-F..X..

(indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes..X. No.....

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHELL CANADA LIMITED
(Registrant)

Date: August 9, 2002

By: [signature]
(Signature)

H.W. Lemieux, Vice President
(Name and Title)

By: [signature]
(Signature)

J.M. Coull, Assistant Secretary
(Name and Title)

M:\data\gail\6K's\17

FOR IMMEDIATE RELEASE
FRIDAY, AUGUST 9, 2002

Shell Canada Limited Files Amendment to Final Prospectus for Medium Term Note Program

Calgary, Alberta - Shell Canada Limited announced today that it has filed an amendment with the provincial securities regulatory authorities in Canada to increase the aggregate principal amount of Medium Term Notes that may be offered under the Final Short Form Shelf Prospectus dated December 18, 2001 from Cdn. $500,000,000 (or the equivalent in foreign currencies) to Cdn. $1,000,000,000 (or the equivalent in foreign currencies). Net proceeds resulting from the issuance of Medium Term Notes will be used for general corporate purposes.

The Medium Term Notes are rated AA+ by Standard & Poor's and AA (low) by Dominion Bond Rating Service Limited. The dealers for the Medium Term Note program are CIBC World Markets Inc., Merrill Lynch Canada Inc., National Bank Financial Inc., RBC Dominion Securities Inc., Scotia Capital Inc. and TD Securities Inc.

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For further information contact:

Gary Stewart
Treasurer
Calgary, Alberta
(403) 691-4320

These securities have not been and will not be registered under the United States Securities Act of 1933, as amended, or any state securities laws and may not be offered, sold or delivered in the United States except in certain transactions exempt from registration.